Exhibit 6

RECENT DEVELOPMENTS

This section provides information that supplements the information about Peru contained in Peru’s Annual Report on Form 18-K for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission on July 15, 2015, as such Annual Report may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Recent Political Developments

On April 2, 2015, the President of the Republic of Peru, Ollanta Humala, appointed Pedro Cateriano as the new cabinet’s chief, and ratified all ministers in office, except for the ministers of Justice and Human Rights, Foreign Affairs and Defense.

The new ministers are Gustavo Adrianzén in the Ministry of Justice and Human Rights, replacing Fredy Otárola; Ana María Sánchez in the Ministry of Foreign Affairs, replacing Gonzalo Gutiérrez; and Jakke Valakivi in the Ministry of Defense, replacing Pedro Cateriano. These changes in ministers have not resulted in significant modifications to President Humala’s key agenda items, including expanding social inclusion.

The Economy

Gross Domestic Product and the Structure of the Economy

During the three months ended March 31, 2015, Peru’s economy increased 1.7% in real terms as a result of lower domestic demand which increased 2.8% compared to the three months ended March 31, 2014, due to a reduction of 26.5% in public sector investment and a decrease in public and private consumption and private investment in the three months ended March 31, 2015 compared to the same period of 2014, primarily as a result of a continuing decrease in the exchange terms of exports relative to imports and the worsening of the expectations of economic agents, as well as a decrease in public expenditure principally due to difficulties in investment execution by regional and municipal governments.

In the three months ended March 31, 2015, private consumption experienced an annualized growth of 3.6% in real terms and gross private investment decreased by 3.9%, as compared to the same period in 2014. Public sector investment decreased 26.5% in the three months ended March 31, 2015 due mainly to the decrease of 49.5% and 49.1% in investments by regional governments and municipal governments, respectively, in the three months ended March 31, 2015 compared to the same period in 2014. Such decrease was partially offset by the investments of the national government in the three months ended March 31, 2015, which grew 17.7% compared to the same period in 2014, primarily due to an increase in expenditures in construction, recovery and improvement of roads in connection with projects of the Ministry of Transport and Communications. Private investment decreased 3.9% in the three months ended March 31, 2015 as compared to the same period in 2014, primarily due to a decrease in the exchange terms of exports relative to imports and the worsening of economic expectations, as well as a slower than expected progress in investment projects particularly in the mining sector. Total gross investment increased 0.1% during the three months ended March 31, 2015 compared to the same period in 2014.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure

(in millions of U.S. dollars, at current prices)

	For the three months ended March 31,
	2014(1)	2015(1)
Government consumption	5,585	5,544
Private consumption	30,967	30,333
Gross investment:
Public sector	1,771	1,251
Private sector	10,096	9,433
Change in inventories	99	921

Total gross investment	11,966	11,606
Exports of goods and services	11,174	9,539
Imports of goods and services	11,834	11,143

Net (exports)	(660)	(1,604)
GDP	47,858	45,879

(1)	Preliminary data.

Source: Central Bank.

In the three months ended March 31, 2015 and compared to the three months ended March 31, 2014, public savings reached 8.2% and 9.9% of GDP, respectively, due to an increase in current revenues, while private savings was 11.3% of GDP for the three months ended March 31, 2015 compared to 10.5% for the comparable period of 2014.

In the three months ended March 31, 2015, domestic savings decreased to 19.6% of GDP from 20.4% of GDP in the three months ended March 31, 2014, due to an increase in public and private consumption.

External savings, as a percentage of GDP, increased to 5.7% of GDP in the three months ended March 31, 2015 from 4.6% of GDP in the three months ended March 31, 2014.

Domestic investment as a percentage of GDP increased to 25.3% in the three months ended March 31, 2015 from 25.0% in the three months ended March 31, 2014, primarily due to an increase in change in inventories.

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the three months ended March 31,
	2014(1)	2015(1)
Government consumption	11.7	12.1
Private consumption	64.7	68.1
Gross investment:
Public sector	3.7	2.7
Private sector	21.1	20.6
Change in inventories	0.2	2.0

Total gross investment	25.0	25.3
Exports of goods and services	23.3	20.8
Imports of goods and services	24.7	24.3

Net (exports)	(1.4)	(35)
GDP	100.0	100.0

(1)	Weekly Note (Nota Semanal) No. 19-2015.

Source: Central Bank.

Investment and Savings

(as a percentage of current GDP)

	For the three months ended March 31,
	2014(1)	2015(1)
Domestic savings:
Public savings	9.9	8.2
Private savings	10.5	11.3

Total domestic savings	20.4	19.6
External savings	4.6	5.7

Total savings	25.0	25.3
Domestic investment	25.0	25.3

(1)	Weekly Note (Nota Semanal) No. 19-2015.

Source: Central Bank.

For the three months ended March 31, 2015, per capita GDP decreased 5.2%, compared to same period in 2014 to U.S.$5,888.8 from U.S.$6,211.6.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation and tourism), manufacturing, agriculture and livestock, and mining and hydrocarbons.

Gross Domestic Product by Sector

(in millions of nuevos soles, at constant 2007 prices)

	For the three months ended March 31,
	2014(1)	2015(1)
Primary production:
Agriculture and livestock(2)	5,560	5,585
Fishing	404	366
Mining and hydrocarbons(3)	13,183	13,717

Total primary production	19,146	19,669
Secondary production:
Manufacturing	16,707	15,837
Construction	6,841	6,376
Electricity and water	2,026	2,120

Total secondary production	25,574	24,333
Services:
Wholesale and retail trade	12,134	12,573
Other services(4)	53,530	55,721
Total services	65,664	68,294
Total GDP	110,384	112,295

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the previous corresponding period.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 2007 prices)

	For the three months ended March 31,
	2014(1)	2015(1)
Primary production:
Agriculture and livestock(2)	5.0	5.0
Fishing	0.4	0.3
Mining and hydrocarbons(3)	11.9	12.2

Total primary production	17.3	17.5
Secondary production:
Manufacturing	15.1	14.1
Construction	6.2	5.7
Electricity and water	1.8	1.9

Total secondary production	23.2	21.7
Services:
Wholesale and retail trade	11.0	11.2
Other services(4)	48.5	49.6
Total services	59.5	60.8
Total GDP	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

During the three months ended March 31, 2015, GDP grew 1.7% compared to the same period in 2014. This increase was primarily driven by growth in the commerce, mining and fuel, financial services, business services, communications, and utility services (including electricity, water and gas).

Primary Production

During the three months ended March 31, 2015, primary production increased by 2.7%, due to increased production in agriculture and livestock. In terms of contribution to GDP, agriculture and livestock accounted for 5.0% in the three months ended March 31, 2015. In total, the primary sector contributed 17.5% to GDP in the three months ended March 31, 2015.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. The sector contributed 5.0% and 5.0% to GDP in the three months ended March 31, 2015 and 2014, respectively.

Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits and vegetables, which together accounted for approximately 60.1% and 60.7% of agricultural production in the three months ended March 31, 2015 and 2014.

Peru’s main agricultural export products are coffee, cotton and sugar, which together accounted for approximately 6.8% and 7.3% of agricultural production in the three months ended March 31, 2015 and 2014, respectively.

During the three months ended March 31, 2015, the agriculture and livestock sector has changed very little compared to the first three months ended March 31, 2014, contributing 5.0% to GDP, due primarily to unfavorable climatic conditions, scarcity of hydrological resources, and the presence of yellow rust, which has attenuated the production of mangoes, coffee, paddy rice, alfalfa, cotton, avocados, grapes, cocoa, potatoes, poultry and eggs.

Fishing

Fishing is a small part of the Peruvian economy, contributing 0.3% and 0.4% to GDP in the three months ended March 31, 2015 and 2014. Traditional fish products, however, are Peru’s fourth largest single export after mining and petroleum and natural gas, accounting for 6.0% and 10.4% of exports in the three months ended March 31, 2015 and 2014, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the three months ended March 31, 2015, the fishing sector decreased by 9.2% compared to the same period in 2014, mainly due to a decrease in the production of seafood products.

Mining and Hydrocarbons

The mining and hydrocarbons sector grew in the three months ended March 31, 2015 by 4.1% compared to the same period in 2014 due to increased hydrocarbons extraction offset by a decrease in mining production.

Mining. Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. Although mining constitutes a small part of the country’s GDP, contributing on average 10.0% to GDP in the three months ended March 31, 2015, mineral products are Peru’s main export and they accounted for 56.0% and 50.5% of total exports by value in the three months ended March 31, 2015 and 2014, respectively. Gold and copper accounted for 20.9% (U.S.$1.7 billion) and 21.6% (U.S.$1.8 billion) of total exports by value, respectively, during the three months ended March 31, 2015 and 16.9% (U.S.$1.6 billion) and 20.8% (U.S.$2.0 billion) of total exports by value, respectively, during the same period in 2014. In addition, copper accounted for 38.6% of total mining exports in the three months ended March 31, 2015 and 41.2% in the three months ended March 31, 2014.

Hydrocarbons. In the three months ended March 31, 2015, the hydrocarbon sector decreased 4.2% as compared to the same period in 2014, mainly due to higher levels of production of liquid hydrocarbons and natural gas.

Secondary Production

Manufacturing

In the three months ended March 31, 2015, the manufacturing sector decreased by 5.2% as compared to the three months ended March 31, 2014, primarily due to non-primary manufacturing activity, which decreased by 3.1% and primary manufacturing activity, which decreased by 11.1%.

Primary manufacturing. In the three months ended March 31, 2015, the primary manufacturing sector decreased by 11.1% compared to the same period in 2014, due in part to a decrease in the production of the fishing industry, non-ferrous precious metals, petroleum refining products, peeled rice, and sugar refining.

Non-primary manufacturing. In the three months ended March 31, 2015, non-primary manufacturing decreased 3.1%, as compared to the same period in 2014, mainly due to a decrease in demand for capital and consumer goods (caused by the decrease in foreign demand).

Construction

The construction sector decreased 6.8% in the three months ended March 31, 2015 and contributed 5.7% to GDP. This growth was associated with internal consumption of cement and an increase in projects for basic services and improvements to the nationwide highway network.

Electricity and Water

Electricity. In the three months ended March 31, 2015, the electricity sub-sector grew 5.2% due to an increase in the production of electricity.

Water. In the three months ended March 31, 2015, water grew 2.3% due to the increase in the production volumes of SEDAPAL.

Services

Wholesale and Retail Trade

In the three months ended March 31, 2015, wholesale and retail trade increased by 3.6% due primarily to wholesale and retail commerce and the maintenance and repair of automobiles.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s GDP that in aggregate is an important part of the Peruvian economy. The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism and financial services. In aggregate, this sector grew 4.1% in the three months ended March 31, 2015, compared to the same period in 2014.

As a result, the “Other Services” sector accounted for 49.6% of GDP in the three months ended March 31, 2015, an increase of 1.1 percentage points from the same period in 2014.

Public Administration

Based on an audit undertaken of the public sector, the total number of public employees as of March 31, 2015 was 1.8 million, of which 39.6% are active workers, 47.2% are pensioners and 13.2% are non-personal service workers. Most public employees are placed in regional governments, economy and finance and education ministries.

Privatization and Concessions

In the three months ended March 31, 2015, concessions reached U.S. $36.8 million in projected investments. Significant investment was made in the energy sector.

Balance of Payments and Foreign Trade

Balance of Payments

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the three months ended March 31,
	2014	2015
Current account:
Trade balance:
Exports (FOB)(1)	9,780	8,091
Imports (FOB)(1)	(9,959)	(9,182)

Trade balance	(180)	(1,091)
Services, net	(474)	(500)
Of which:
Net income from tourism(2)	314	321
Net income from transportation(3)	(341)	(343)
Financial and investment income, net(4)	(2,435)	(1,792)
Current transfers, net	891	760
Of which:
Workers’ remittances	633	627

Current account balance	(2,198)	(2,623)
Capital account:
Foreign direct investment	2,485	2,242
Portfolio investment	(61)	(5)
Other medium and long-term capital(5)	(599)	612
Of which:
Disbursements to the public sector	(566)	1,288
Other capital, including short-term capital	(862)	203

Capital account balance	962	3,052
Errors and omissions(6)	385	(872)

Balance of payments	(851)	(443)
Financing:
Change in gross Central Bank reserves(7)	850	443
Exceptional financing, net	1	—

Total financing	851	443
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(4.6)	(5.7)

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.

Source: Central Bank.

Current Account

Peru’s current account registered a deficit of U.S.$2.6 billion, or 5.7% of GDP, primarily due to a decrease in the trade balance to U.S.$1.1 billion, in the three months ended March 31, 2015, compared to the same period in 2014.

Trade Balance

In the three months ended March 31, 2015, exports decreased by 17.3% compared to the same period in 2014, primarily due to a lower number of shipments of mining, oil and natural gas products, as well as the contraction in traditional exports to the United States, China and Japan and non-traditional exports to Colombia, China and Brazil. Imports decreased by 7.8% in the three months ended March 31, 2015, compared to the same period in 2014, principally as a result of imports of capital goods, transportation equipment, inputs and fuel.

In the three months ended March 31, 2015 and 2014, Peru’s exports consisted primarily of exports of:

•	traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S. $4.5 billion during the three months ended March 31, 2015, representing 56.0% of total exports in such period, and valued at U.S. $4.9 billion in the three months ended March 31, 2014, representing 50.5% of total exports for such period;

•	petroleum and derivative products valued at U.S. $0.6 billion during the three months ended March 31, 2015, representing 7.6% of total exports in such period, and valued at U.S. $1.1 billion in the three months ended March 31, 2014, representing 11.7% of total exports for such period;

•	traditional fishing exports, such as fishmeal and fish oil, valued at U.S. $0.2 billion during the three months ended March 31, 2015, representing 2.2% of total exports in such period, and valued at U.S. $0.7 billion in the three months ended March 31, 2014, representing 7.0% of total exports for such period;

•	non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$0.3 million during the three months ended March 31, 2015, representing 4.2% of total exports in such period, and valued at U.S. $0.4 million in the three months ended March 31, 2014, representing 4.6% of total exports for such period; and

•	non-traditional agriculture and livestock exports valued at U.S. $1.0 billion during the three months ended March 31, 2015, representing 12.9% of total exports in such period, and valued at U.S. $1.0 billion in the three months ended March 31, 2014, representing 10.2% of total exports for such period.

The following tables provide further information on exports for the periods presented.

Exports

(in millions of U.S. dollars, at current prices)

	For the three months ended March 31,
	2014	2015
Traditional:
Fishing	689	175
Agricultural	91	46
Mineral	4,938	4,534
Petroleum and derivatives	1,142	619

Total traditional	6,860	5,374
Non-traditional:
Agriculture and livestock	998	1,047
Fishing	332	305
Textiles	447	343
Timbers and papers, and manufactures	108	91
Chemical	373	351
Non-metallic minerals	156	168
Basic metal industries and jewelry	285	251
Fabricated metal products and machinery	130	105
Other products(1)	31	35

Total non-traditional	2,860	2,697
Other products(2)	60	20

Total exports	9,780	8,091

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports

(as a percentage of total exports, at current prices)

	For the three months ended March 31,
	2014	2015
Traditional:
Fishing	7.0	2.2
Agricultural	0.9	0.6
Mineral	50.5	56.0
Petroleum and derivatives	11.7	7.7

Total traditional	70.1	66.4
Non-traditional:
Agriculture and livestock	10.2	12.9
Fishing	3.4	3.8
Textiles	4.6	4.2
Timbers and papers, and manufactures	1.1	1.1
Chemical	3.8	4.3
Non-metallic minerals	1.6	2.1
Basic metal industries and jewelry	2.9	3.1
Fabricated metal products and machinery	1.3	1.3
Other products(1)	0.3	0.4

Total non-traditional	29.2	33.3
Other:
Other products(2)	0.6	0.2

Total exports	100.0	100.0

(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In 2014 and 2015, Peru’s imports consisted primarily of imports of:

•	intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S. $4.0 billion in the three months ended March 31, 2014, representing 43.6% of total imports for such period, and valued at U.S. $4.7 billion in the three months ended March 31, 2015, representing 47.0% of total imports for such period;

•	capital goods, such as transportation and building equipment, valued at U.S. $2.9 billion in the three months ended March 31, 2014, representing 32.1% of total imports for such period, and valued at U.S. $3.2 billion in the three months ended March 31, 2015, representing 31.9% of total imports for such period; and

•	consumer goods valued at U.S. $2.1 billion in the three months ended March 31, 2014, representing 23.0% of total imports for such period, and valued at U.S. $2.1 billion in the three months ended March 31, 2015, representing 20.9% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of US dollars, at current prices)

	For the three months ended March 31,
	2014	2015
Consumer goods:
Durable goods	951	953
Non-durable goods	1,127	1,160

Total consumer goods	2,078	2,113
Intermediate goods:
Petroleum products, lubricants	1,600	827
Raw materials for agriculture	279	318
Raw materials for manufacturing	2,798	2,856

Total intermediate goods	4,677	4,000
Capital goods:
Construction materials	355	345
For agriculture	27	34
For manufacturing	2,132	2,002
Transportation equipment	659	563

Total capital goods	3,173	2,944
Other(1)	31	125

Total imports	9,959	9,182
Memorandum items:
Temporal admission imports(2)	83	77
Imports into free trade zone(3)	47	49

(1)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(3)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the three months ended March 31,
	2014	2015
Consumer goods:
Durable goods	9.5	10.4
Non-durable goods	11.3	12.6

Total consumer goods	20.9	23.0
Intermediate goods:
Petroleum products, lubricants	16.1	9.0
Raw materials for agriculture	2.8	3.5
Raw materials for manufacturing	28.1	31.1

Total intermediate goods	47.0	43.6
Capital goods:
Construction materials	3.6	3.8
For agriculture	0.3	0.4
For manufacturing	21.4	21.8
Transportation equipment	6.6	6.1

Total capital goods	31.9	32.1
Other(1)	0.3	1.4

Total import	100.0	100.0
Memorandum items:
Temporal admission imports(2)	0.8	0.8
Imports into free trade zone(3)	0.5	0.5

(1)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(3)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones but only the Tacna zone is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

For the three months ended March 31, 2015, the capital account balance increased by 217.3%, compared to the same period ended March 31, 2014 to a surplus of U.S. $3.0 billion, compared to the same period ended March 31, 2014. This increase in the three months ended March 31, 2015 was due primarily to major levels of other medium- and long-term capital and other capital including short term capital reduced investment in sovereign bonds by non-residents, and a reduction in the balance of bank liabilities abroad, in the context of greater levels of liquidity in dollars and reduced demand for assets denominated in dollars.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the three months ended March 31,
	2014	2015
United States	16.1	14.4
Canada	6.2	8.4
Mexico	1.9	2.1

Total North America	24.4	25.1
Brazil	4.0	4.6
Colombia	3.1	2.7
Chile	3.7	3.2
Venezuela	1.2	0.7
Other	9.9	9.1

Total Latin America and the Caribbean	21.9	20.4
United Kingdom	1.4	0.8
Switzerland	6.1	8.5
Germany	2.9	2.1
Spain	3.4	3.7
Other	7.8	8.9

Total Europe	21.5	24.1
Japan	5.0	3.5
China	19.8	18.8
Other	5.9	6.2

Total Asia	30.7	28.5
Africa and others	1.6	1.9

Total exports	100.0	100.0

Source: Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the three months ended March 31,
	2014	2015
United States	22.4	20.7
Canada	1.6	2.0
Mexico	4.1	4.6

Total North America	28.2	27.4
Brazil	4.1	4.1
Colombia	3.0	3.2
Chile	2.7	2.9
Venezuela	0.1	0.1
Other	11.2	7.6

Total Latin America and the Caribbean	21.0	17.8
United Kingdom	0.7	0.8
Switzerland	0.7	0.5
Germany	4.0	2.9
Spain	2.2	1.6
Other	6.9	6.1

Total Europe	14.5	11.8
Japan	2.5	2.6
China	19.4	23.8
Other	10.8	13.2

Total Asia	32.7	39.6
Africa and others	3.6	3.4

Total imports	100.0	100.0

Source: Central Bank.

The Monetary System

Monetary Policy

The inflation rate for the three months ended March 31, 2015 was 3.02% (the Central Bank’s target annual inflation rate for the period was set between 1% and 3%). The Central Bank continues to pursue monetary policies aimed at ensuring that actual inflation remains within the target range. Because of the reduction in inflationary pressure resulting from this more stable price environment, the government believes that the inflation rate will converge to the target rate set by the Central Bank.

The Central Bank maintained the reference rate at 3.25% as of March 31, 2015.

In June 2014, the Central Bank lowered the reserve requirements for financial institutions as of June 2014 to 12% and 45% on deposits for Nuevos Soles and U.S. Dollars, respectively.

Liquidity and Credit Aggregates

The following table presents the composition of the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of March 31,
	2014	2015
Currency in circulation and cash in vaults at banks	14,261	14,546
Commercial bank deposits at the Central Bank	2,294	905

Monetary base	16,555	15,450
Gross international reserves	65,000	61,384
Net international reserves	64,954	61,323

Source: Central Bank.

Net international reserves decreased from approximately U.S.$65.0 billion as of March 31, 2014, to approximately U.S.$61.3 billion as of March 31, 2015.

The following tables present liquidity and credit aggregates, and changes in selected monetary indicators as of the dates shown.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

As of March 31, 2015
Monetary aggregates
Currency in circulation	11,921
M1	20,868
M2	46,747
M3	71,962
Credit by sector(1)
Public sector (Net)(2)	(25,389)
Private sector	74,786

Total credit aggregates	49,398
Deposits
Local currency(3)	33,706
Foreign currency(4)	25,081

Total deposits	58,787

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, saving deposits, time deposits and other certificates in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Public Sector Finances

In the three months ended March 31, 2015, the non-financial public sector surplus was U.S. $2.4 billion, or 5.1% of GDP. This surplus was largely attributable to increased current revenues driven by non-financial public sector spending.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)

(in millions of U.S. dollars, at current prices)

	For the three months ended March 31,
	2014	2015(1)
Primary balance:
Central government	2,705	1,497
Decentralized agencies	228	175
Local governments	663	1,133
State-owned enterprises	(26)	251

Primary NFPS	3,569	3,055
Interest payments:
External debt	220	213
Domestic debt	480	484

Total interest payments	699	696

Overall NFPS	2,879	2,359
Financing:
External	110	151
Domestic	(2,982)	(2,536)
Privatization	2	27

Total financing	(2,870)	(2,359)

(1)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)

(as a percentage of GDP, at current prices)

	For the three months ended March 31,
	2014	2015(1)
Primary balance:
Central government	5.7	3.3
Decentralized agencies	0.5	0.4
Local governments	1.4	2.5
State-owned enterprises	(0.1)	0.5

Primary NFPS	7.5	6.7
Interest payments:
External debt	0.5	0.5
Domestic debt	1.0	1.1

Total interest payments	1.5	1.5

Overall NFPS	6.0	5.1
Financing:
External	0.2	0.3
Domestic	(6.2)	(5.5)
Privatization	—	0.1

Total financing	(6.0)	(5.1)

(1)	Preliminary data.

Source: Central Bank.

Central Government

In the three months ended March 31, 2015, total government revenues were U.S.$8.7 billion, or 19% of GDP, compared to U.S. $10 billion, or 20.9% of GDP, in the same period in 2014.

In the three months ended March 31, 2015, total government expenditures were U.S.$7.2 billion, or 15.8% of GDP, compared to U.S. $7.3 billion, or 15.3% of GDP, in the same period in 2014.

In the three months ended March 31, 2015, the primary surplus was U.S. $1.5 billion, or 3.3% of GDP, compared to U.S. $2.7 billion, or 5.7% of GDP, in the same period in 2014.

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts

(in millions of U.S. dollars, at current prices)

	For the three months ended March 31,
	2014(1)	2015(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	4,048	3,494
Capital gains tax	—	—
Taxes on goods and services	5,034	4,693
General Sales Tax	4,561	4,245
Excise taxes	473	449

Import tariffs	142	141
Other taxes	(597)	(705)

Total tax revenue	8,627	7,623
Non-tax revenue(2)	1,348	1,004

Total current revenue	9,975	8,627
Capital revenue	27	113

Total fiscal revenue	10,001	8,740
Expenditures:
Current non-financial expenditures:
Wages and salaries	2,169	2,153
Goods and services	1,426	1,472
Current transfers	1,884	1,746

Total current non-financial expenditures	5,480	5,371
Capital expenditures:
Fixed investment	970	745
Other	847	1,127
Of which:
Capital transfers	756	840
Total capital expenditures	1,817	1,872

Total expenditures	7,297	7,243
Fiscal balance:
Primary fiscal balance	2,705	1,497
Interest	645	647

Overall fiscal balance	2,059	850
Financing:
Foreign financing	(81)	169
Domestic financing	(1,981)	(1,046)
Privatization	2	27

Total financing	(2,059)	(850)

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts

(as a percentage of GDP, at current prices)

	For the three months ended March 31,
	2014(1)	2015(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income Tax	8.5	7.6
Capital gains tax	—	—
Taxes on goods and services:	10.5	10.2
General Sales Tax	9.5	9.2
Excise taxes	1.0	1.0
Import tariffs	0.3	0.3
Other taxes	(1.2)	(1.5)

Total tax revenue	18.0	16.6
Non-tax revenue(2)	2.8	2.2

Total current revenue	20.9	18.8
Capital revenue	0.1	0.2

Total fiscal revenue	20.9	19.0
Expenditures:
Current non-financial expenditures:
Wages and salaries	4.5	4.7
Goods and services	3.0	3.2
Current transfers	3.9	3.8

Total current non-financial expenditures	11.5	11.7
Capital expenditures:
Fixed investment	2.0	1.6
Other	1.8	2.5
Of which:
Capital transfers	1.6	1.8
Total capital expenditures	3.8	4.1

Total expenditures	15.3	15.8
Fiscal balance:
Primary fiscal balance	5.7	3.3
Interest	1.3	1.4

Overall fiscal balance	4.3	1.9
Financing:
Foreign financing	(0.2)	0.4
Domestic financing	(4.1)	(2.3)
Privatization	—	0.1

Total financing	(4.3)	(1.9)

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)

(as a percentage of total tax revenue)

	2014(1)	2015(1)
Income Tax
Individual	11.3	11.8
Corporate	29.1	28.1
Clearing	6.5	5.9

Total	46.9	45.8
Taxes on goods and services
Value-Added Tax	52.9	55.7
Fuel tax	2.1	2.2
Other	3.4	3.7

Total Excise Tax	5.5	5.9

Total taxes on goods and services	58.3	61.6
Import tariffs	1.6	1.8
Other taxes	5.0	4.0
Tax refund	(11.9)	(13.3)

Total	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.

Source: Central Bank.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and nuevo sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the government, the Central Bank and public sector entities.

External Debt

As of March 31, 2015, taking account of swap agreements, 49.8% of public external debt was denominated in nuevos soles. As of March 31, 2015, public external debt totaled U.S. $19.9 billion, or 9.9% of GDP, compared to U.S. $18.7 billion, or 9.3% of GDP, as of December 31, 2014.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of March 31,
	2014	2015
Official non-reserves liabilities:
Public sector	18,739	19,947

Total official non-reserves liabilities	18,739	19,947

Total official liabilities	18,739	19,947
Total public sector external debt as % of GDP(1)	9.3	9.9
Total public sector external debt as % of total exports(1)	44.5	52.7

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

As March 31, 2015
Public sector external debt(1)	19,947
Gross international reserves of the Central Bank	(61,384)

Public sector external debt, net of reserves	(41,437)

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	As of March 31,
	2014	2015
World Bank:
Disbursements minus principal amortizations	(30.4)	304.9
Disbursements minus principal, interests and commissions	(36.5)	299.1
IADB:
Disbursements minus principal amortizations	(13.0)	(2.0)
Disbursements minus principal, interests and commissions	(27.0)	(15.6)

Source: Ministry of Economy and Finance (Dirección Nacional del Endeudamiento Público, or General Bureau of Public Debt and Treasury).

In March 2015, Peru issued U.S.$545 million in principal amount of its 5.625% U.S. Dollar-Denominated Global Bonds Due 2050 and approved a contingent credit facility with the World Bank for an amount of U.S.$400 million.

For the three months ended March 31, 2015, disbursements included U.S. $942.8 million for projects primarily in the economy and 2016 pre-financing.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of March 31,
	2014	2015
Official creditors:
Multilateral debt:
IADB	1,997	2,088
World Bank	1,794	2,143
IFAD(2)	31	27
IMF	—	—
OPEC(3)	1	—
CAF	1,840	1,672
Other(4)	11	5

Total multilateral debt	5,673	5,935
Bilateral debt:
Paris Club	618	487
United States (Paris Club)	45	39
Latin America	4	2
East European countries and China	4	—
Japan (Paris Club)	1,319	1,094
Other countries	—	—

Total bilateral debt	1,989	1,622
Total official debt	7,662	7,557
Private creditors:
Banking	534	1,152
Suppliers	23	19

Total private sector debt	557	1,171
Bonds:
Brady + Global Bonds	10,520	11,219

Total bonds	10,520	11,219

Total public sector external debt	18,739	19,947

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	Refers to the International Fund for Agricultural Development.
(3)	Refers to the Organization of Petroleum Exporting Countries.
(4)	Includes European Investment Bank (EIB) and Nordic Investment Bank (NIB).

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

As of March 31, 2015
Official creditors:
Multilateral debt:
IADB	10.5
World Bank	10.7
IFAD(2)	0.1
IMF	—
OPEC(3)	—

As of March 31, 2015
CAF	8.4
Other	—

Total multilateral debt	29.8
Bilateral debt:
Paris Club	2.4
United States	0.2
Latin America	—
East Europe countries and China	—
Japan	5.5
Other countries	—
Total bilateral debt	8.1

Total official debt	37.9
Private creditors:
Banking	5.8
Suppliers	0.1

Total private sector debt	5.9
Bonds:
Brady + Global Bonds	56.2

Total bonds	56.2

Total public sector external debt	100.0

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	Refers to the International Fund for Agricultural Development.
(3)	Refers to the Organization of Petroleum Exporting Countries.

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

As of March 31, 2015
Short-term debt	61
Medium- and long-term debt	19,947

Total	20,007
Short-term debt (as a % of total public sector external debt)	0.3
Medium- and long-term debt (as a % of total public sector external debt)	99.7

(1)	Includes Central Bank debt.

Source: Central Bank.

The following table provides public sector external debt by currency as of December 31, 2014 and March 31, 2015.

Summary of Public Sector External Debt by Currency(1)(2)

(in millions of U.S. dollars, except for percentages)

	As of December 31, 2014		As of March 31, 2015
	U.S.$	%	U.S.$	%
Currency
U.S. Dollar	17,594	89.0	17,786	89.2
Japanese yen	1,114	5.6	1,176	5.9
Special Drawing Rights (SDR)(3)	30	0.2	27	0.1
Euro	480	2.4	418	2.1
Swiss Franc	265	1.3	270	1.4
Nuevo sol(4)	280	1.4	270	1.4

Total	19,764	100.0	19,947	100.0

(1)	Exchange rate as of March 31, 2015.
(2)	Includes outstanding Cofide loans not guaranteed by Peru.
(3)	World Bank unit of account, based on a basket of national currencies.
(4)	IADB loans converted to nuevos soles.

Source: Ministry of Economy (Dirección General de Crédito Público (Office of Public Credit)).

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of March 31, 2014	As of March 31, 2015
Interest payments	245	253
Amortization	135	777

Total public sector external debt service	380	1,030
As % of total exports(2)	3.3	10.5
As % of total exports and workers’ remittances	3.1	9.8
As % of GDP	0.8	2.2
As % of total fiscal revenue	3.8	11.8

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank.

In the three months ended March 31, 2015, interest payments on public sector external debt was U.S. $253.0 million, or 2.2% of GDP. In that same period, Peru paid U.S. $29 million to international organizations, U.S. $7 million to Paris Club creditors, U.S. $201 million to holders of sovereign bonds, U.S. $1 million to holders of Brady bonds, and U.S. $15 million to other creditors.

Peru issued public sector external bonds in connection with the Brady restructuring. As of March 31, 2015 approximately U.S. $53.7 million in principal remained outstanding on the Brady Bonds.

Domestic Debt

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of March 31,
	2014	2015
Long-term debt:
Banco de la Nación	781	972
Treasury bonds	16,145	17,947
Other	—	—

Total long-term debt	16,926	18,918
Short-term debt	1,311	1,170

Total	18,237	20,089
Total public sector domestic debt, as % of GDP	9.0	10.0

Source:	Central Bank.

Public Sector Domestic Bonds(1)

(in millions of U.S. Dollars, at current prices)

	As of March 31,
	2014	2015
Central Bank Capitalization bonds	—	66
Financial system support bonds	122	122
Debt exchange bonds	549	443
Pension recognition bonds	2,578	2,229
Sovereign bonds	12,896	15,087
Other bonds	—	—
Total	16,145	17,947

(1)	Excludes intra-government debt issued in the form of bonds.

Source: Central Bank.

Debt Record

For further information regarding Peru’s indebtedness outstanding as of the date of this prospectus supplement , see Annex A – Republic of Peru: Global Public Sector External Debt.